GOLDEN CENTURY RESOURCES LIMITED
Suite 1200, 1000 N. West Street
Wilmington, Delaware 19801
U.S.A.
Tel: (302) 295-4937

June 10, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	John Hartz
Senior Assistant Chief Accountant

Dear Mr. Hartz:

Re: Golden Century Resources Limited (the “Company”) Item 4.02 Forms 8-K & 8-K/A Filed: February 23, 2010, May 27, 2010 File No.: 0-52842

We write in response to your letter dated June 4, 2010 with respect to the Form 8-K and the Form 8-K/A filed on February 23, 2010 and May 27, 2010.

ITEM 4.02 FORM 8-K/A FILED ON MAY 27, 2010

1.
We have filed a Form 8-K to include the date of the conclusion regarding the non-reliance on the financial statements for the period ended December 31, 2009, and have specifically stated that the financial statements for the three months ended December 31, 2009 should no longer be relied upon.  Please see the Form 8-K/A, as filed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our responses.

Yours truly,

GOLDEN CENTURY RESOURCES LIMITED

/s/ David Lee

David Lee
President